Exhibit 4.7

Form of Equity Pledge Agreement

This Equity Pledge Agreement ( the “Agreement”) is entered into on September 19, 2025 in Beijing by the following parties :

(1)	Pledgee :

Beijing Origin State Harvest Biotechnology Co., Ltd. (the “WFOE”), a limited liability company incorporated in Beijing under the laws of the People’s Republic of China (“PRC”, which , for the purposes of this Agreement, does not include the Hong Kong Special Administrative Region of China , the Macao Special Administrative Region of China , and Taiwan Province of China ) , with Unified Social Credit Code:______;

(2)	Pledgor:

____ (the "shareholder"), a natural person of Chinese nationality, whose identification number is _________, is a shareholder of Hainan Aoyu (as defined below), holding a registered capital of ___ million yuan .

(3)	Hainan Aoyu Biotechnology Co., Ltd. ("Hainan Aoyu")

Hainan Aoyu , a limited liability company registered in Sanya under the laws of the People's Republic of China, with a unified social credit code: ________.

(The above WFOE, Hainan Aoyu and shareholders are individually referred to as a “ Party ” and collectively referred to as the “ Parties ” ).

Preface

(A)	Whereas , the shareholder holds a registered capital of ___ million in Hainan Aoyu (corresponding to a ___ % equity interest in Hainan Aoyu ).

(B)	WHEREAS , the WFOE and Hainan Aoyu have entered into an Exclusive General Service Agreement ( the “ Service Agreement ” ) on September 19, 2025 .

(C)	WHEREAS , the WFOE, Hainan Aoyu and its shareholders and other relevant parties signed a Business Cooperation Agreement on September 19, 2025 ( the “ Business Cooperation Agreement ” ) .

(D)	WHEREAS , the WFOE, Hainan Aoyu , its shareholders and other relevant parties entered into an Exclusive Stock Option Agreement on September 19, 2025 (the “Exclusive Stock Option Agreement”) .

(E)	WHEREAS , the WFOE, Hainan Aoyu and its shareholders and other relevant parties signed a “Personal Agreement and Power of Attorney” on September 19, 2025 (referred to as the “Personal Agreement and Power of Attorney”, together with the “Service Agreement”, the “Business Cooperation Agreement”, the “Exclusive Stock Option Agreement” and other agreements entered into from time to time by the shareholders, Hainan Aoyu and the WFOE, collectively referred to as the “ Master Agreement ” ).

(F)	Whereas , the WFOE requires the shareholders to unconditionally and irrevocably pledge all of their equity interests in Hainan Aoyu to the WFOE as security for the shareholders' performance of their obligations under the Master Agreement, and the shareholders agree to provide such security . For the avoidance of doubt, "shareholder" in this Agreement refers only to the pledger. Furthermore, the parties clarify that the pledger does not guarantee the performance of the obligations of Hainan Aoyu or any other shareholder of Hainan Aoyu under the Master Agreement.

In view of this, based on the various premises, statements, warranties, commitments and agreements contained in this Agreement, the parties are willing to be legally bound by them and reach the following agreements:

protocol

1.	Master Agreement

The parties to this Agreement acknowledge and confirm that the principal agreements for the pledge guarantee under this Agreement include: the Service Agreement, the Business Cooperation Agreement, the Exclusive Stock Option Agreement, the Agency Agreement and the Power of Attorney, as well as various agreements signed from time to time by the Shareholders, Hainan Aoyu and the WFOE.

2.	Pledge

The shareholders agree to irrevocably pledge all of their equity interests in Hainan Aoyu (including any dividends paid on such equity interests) to the WFOE ( the "Pledged Equity Interests") as security for the performance of all and any of the shareholders' obligations under the Master Agreement ( the "Pledge"). The parties to this Agreement agree to register the initial Pledge in RMB5 million ( the "Initial Registration Amount") as the estimated amount of the obligations under the Master Agreement as of the date of this Agreement. During the term of the Master Agreement and this Agreement, the WFOE reserves the right to require each shareholder to adjust the Initial Registration Amount at any time and for any reason. All shareholders shall promptly complete the adjustment and register the equity pledge change upon the WFOE 's request.

3.	Pledge scope

The scope of the pledge under this Agreement includes all outstanding debts, obligations and liabilities of the Shareholders under the Master Agreement, expenses incurred in exercising creditor rights and pledge rights, all direct, indirect and consequential losses and loss of foreseeable profits suffered by the WFOE as a result of any event of default (as defined in Article 8.1 ) by the Shareholders (the amount of such losses shall be based on, but not limited to, the reasonable business plan and profit forecast of the WFOE ) and any other related expenses (the " Secured Debts " ).

For the avoidance of doubt, the shareholder's capital contribution or initial registration amount is unrelated to the scope of the pledge or the secured debt; the scope of the pledge and the actual amount of the secured debt are not subject to any restrictions on the shareholder's capital contribution or the initial registration amount; no shareholder may, in any manner, for any reason, or through any procedure, claim that the scope of the pledge or the secured debt should be subject to any restrictions on the capital contribution or the initial registration amount. The final actual amount of the secured debt shall be subject to the agreement of the parties. If no agreement is reached, the actual amount incurred or the amount determined by the arbitration institution stipulated in Article 13 of this Agreement shall prevail.

4.	Pledge period

4.1	The pledge period is twenty (20) years, unless the parties agree to release the equity pledge earlier by signing an agreement. After the expiration of the pledge period, the pledge will remain valid unless (1) the parties to this Agreement unanimously agree in writing to terminate this Agreement, or (2) all principal agreements have been fulfilled, expired or terminated, and all obligations of the shareholders have been fulfilled. For the purpose of handling the pledge registration, the validity period of the initial pledge registration record is twenty (20) years. After the expiration of this period, the shareholders shall cooperate with the WFOE to handle the registration procedures for the extension of the pledge registration validity period at the request of the WFOE .

4.2	During the validity period of the pledge, if a shareholder fails to perform its obligations under the Master Agreement and constitutes a material breach of contract, the WFOE shall have the right to dispose of all or part of the pledged equity in accordance with the provisions of this Agreement and shall be entitled to priority payment from the proceeds from the disposal of the pledged equity.

4.3	Dividends generated from the pledged equity during the pledge period shall be deposited as collateral into the designated account of the WFOE .

5.	Registration

5.1	Hainan Aoyu shall, upon the execution of this Agreement , promptly submit a pledge registration application to the State Administration for Market Regulation ( " SAMR " ) in accordance with the WFOE's requirements . The Shareholders and Hainan Aoyu shall submit and complete all documents and procedures required by Chinese laws, regulations, and the relevant SAMR to ensure the effective establishment and enforceability of the pledge rights under this Agreement.

5.2	Without limitation to any provisions of this Agreement, during the Pledge Period, the original pledge registration certificate issued by the Market Supervision Bureau (if any) shall be kept by the WFOE or its designee.

5.3	If a shareholder's equity interest in Hainan Aoyu increases (including through additional capital contributions, bonus shares, capital reserve conversions, stock splits, etc., collectively referred to as "Increased Equity"), the newly increased equity interest will automatically be pledged to the WFOE and automatically become subject to the provisions of this Agreement. Hainan Aoyu shall promptly register the change in pledge with the Market Supervision Bureau upon the WFOE's request. The original pledge registration certificate issued by the Market Supervision Bureau (if any) shall be kept by the WFOE or its designee.

6.	Shareholder Representations and Warranties

The Shareholders hereby represent and warrant to the WFOE that:

6.1	The shareholder is the legal owner of the pledged shares.

6.2	Except for the pledge under this Agreement and the commitments under the Master Agreement, the Shareholders have not established any security interest or other encumbrance on the Pledged Equity.

6.3	In addition to registering the pledge of equity with the Municipal Administration for Market Regulation, the Shareholders have obtained the consent and approval of third parties and government departments (if necessary) to sign, deliver and perform this Agreement.

6.4	The execution, delivery and performance of this Agreement will not: 1) result in the violation of any relevant Chinese laws; 2) conflict with the Articles of Association or other organizational documents of the Shareholders; 3) result in the violation of any contract or document to which it is a party or binding on it, or constitute a breach under any contract or document to which it is a party or binding on it; 4) result in the violation of any conditions for the grant and / or continued validity of any license or approval issued to the Shareholders; or 5) result in the suspension or revocation or imposition of conditions on any license or approval issued to the Shareholders.

6.5	The shareholders of the WFOE are accurate, true, complete and valid.

6.6	There is no pending litigation, arbitration or other legal or administrative procedure relating solely to the Pledged Equity that may have a material adverse impact on the performance of its obligations under this Agreement.

6.7	Shareholders shall, in accordance with the requirements of the WFOE and Hainan Aoyu, provide all documents required for the registration procedures with the Municipal Regulatory Bureau for the pledge and cooperate in completing the registration procedures with the Municipal Regulatory Bureau for the pledge .

7.	Shareholders' Commitment and Further Assurance

7.1	The Shareholders hereby promise to the WFOE that during the term of this Agreement, the Shareholders will:

7.1.1	Without the prior written consent of the WFOE , the Pledged Equity Shares may not be transferred, or any security interest or other encumbrance may be created or permitted to be created on the Pledged Equity Shares, or the Pledged Equity Shares may be disposed of in any other manner, except for transfers and / or capital reductions for the performance of the Master Agreement;

7.1.2	Comply with all relevant laws and regulations applicable to the Pledge, and submit any notice, order or suggestion issued or drafted by the relevant regulatory authorities regarding the Pledge to the WFOE within five (5) business days of receipt of such notice, order or suggestion, and comply with the aforementioned notice, order or suggestion, or assert rights or file a complaint regarding the aforementioned matters upon reasonable request or with the consent of the WFOE ;

7.1.3	Upon becoming aware of or receiving relevant events or notices that may affect the rights of the WFOE with respect to the Pledged Equity or other obligations of the Shareholders under this Agreement , the Shareholders shall promptly inform the WFOE ;

7.1.4	The WFOE's pledge rights under this Agreement results in the transfer of any pledged equity, the Shareholders shall take all measures to complete such transfer;

7.1.5	It is guaranteed that all appropriate arrangements have been made and all necessary documents have been executed to ensure that in the event of bankruptcy, death, divorce, loss of capacity (as the case may be) or other circumstances that may affect the exercise of its rights and obligations in Hainan Aoyu , any successor of the shareholder will be deemed to be a party to this Agreement and will inherit / assume all rights and obligations of the Pledgor under this Agreement, except as otherwise provided by the mandatory provisions of the applicable laws.

7.2	The Shareholder warrants that it has taken all necessary measures to ensure that the rights of the WFOE in relation to the Pledged Equity Interests obtained pursuant to this Agreement will not be interrupted or impaired by any legal proceedings taken by Hainan Aoyu , the Shareholder, the Shareholder's successors or representatives (collectively, the " Related Persons " ).

7.2.1	Without the prior written consent of the WFOE , the shareholders will not supplement, change or amend Hainan Aoyu 's articles of association and internal rules in any form, will not increase or decrease Hainan Aoyu's registered capital, and will not change Hainan Aoyu 's registered capital structure by other means;

7.2.2	Unless otherwise agreed in the Master Agreement, the relevant persons will not sell, transfer, mortgage or dispose of their equity interests in Hainan Aoyu in any manner after the execution of this Agreement without the prior written consent of the WFOE ;

7.2.3	Without the prior written consent of the WFOE , the relevant persons will not sell, transfer, mortgage or dispose of any assets of Hainan Aoyu or any legal or beneficial interest in the business or income of Hainan Aoyu by any means after the execution of this Agreement , nor will they allow any related security interests to be created; or

7.2.4	Without the prior written consent of the WFOE , the relevant personnel shall ensure that Hainan Aoyu will not distribute dividends to shareholders, make property distributions, reduce capital, initiate liquidation procedures or make distributions in any other form. Any distribution (including but not limited to distributed assets or residual property in liquidation) shall be deemed as part of the pledged subject matter.

7.3	To protect or perfect the security interest created by this Agreement over the obligations under the Master Agreement, the Shareholders hereby promise to execute in good faith all certificates, agreements, deeds, and / or undertakings requested by the WFOE . The Shareholders further promise to take such actions as the WFOE may require to exercise its rights and powers under this Agreement and to execute with the WFOE or its designee all documents relating to ownership of the Pledged Equity Interests. The Shareholders promise to provide the WFOE with all notices, orders, and decisions requested by the WFOE in connection with the Pledge within a reasonable time .

7.4	The Shareholders hereby undertake to abide by and perform all warranties, undertakings, covenants, representations, and conditions under this Agreement. If any failure to perform or only partial performance of the warranties, undertakings, covenants, representations, and conditions under this Agreement materially and adversely affects the rights of the Pledgee, the Shareholders shall indemnify the WFOE for all losses resulting therefrom.

8.	Hainan Aoyu 's commitment and guarantee

8.1	Hainan Aoyu hereby promises to the WFOE that during the term of this Agreement, Hainan Aoyu :

8.1.1	Hainan Aoyu shall not transfer the interests in the assets of Hainan Aoyu or its subsidiaries, or create or permit the existence of any security interest or other encumbrance on the assets of Hainan Aoyu or its subsidiaries, without the prior written consent of the WFOE ;

8.1.2	In the event of any legal proceedings, arbitration or other requests that may adversely affect the interests of Hainan Aoyu , its shareholders or the WFOE under the Master Agreement and this Agreement, Hainan Aoyu guarantees that it will promptly notify the WFOE and, upon reasonable request by the WFOE , take all necessary measures to ensure that the WFOE exercises its pledge rights;

8.1.3	Not to engage in or permit any conduct or action that may adversely affect the interests or equity of the WFOE under the Master Agreement and this Agreement;

8.1.4	will provide the WFOE with Hainan Aoyu's financial statements for the previous calendar quarter within the first month of each quarter , including but not limited to the balance sheet, income statement and cash flow statement;

8.1.5	Take all necessary measures and execute all necessary documents upon reasonable request of the WFOE to ensure that the WFOE exercises its pledge rights ;

8.1.6	The WFOE 's pledge right under this Agreement, Hainan Aoyu guarantees to take all measures to complete such transfer.

9.	Exercise of pledge right

9.1	The following events will constitute events of default under this Agreement ( “Events of Default” ) (and an Event of Default will be deemed to be “ continuing ” unless cured or waived):

(i)	Any representation, warranty or statement made by a Shareholder under this Agreement or any Master Agreement is untrue, incomplete or inaccurate; or any Shareholder breaches or fails to perform its obligations under this Agreement or any Master Agreement, or fails to comply with its commitments under this Agreement or any Master Agreement ;

(ii)	One or more of the Shareholders' obligations under this Agreement or any Master Agreement is deemed illegal or invalid;

(iii)	A shareholder is required to repay its debts to any third party in advance, which will have a material adverse effect on the rights of the WFOE under this Agreement and the Master Agreement; or a shareholder is unable to repay its due debts as scheduled, which will have a material adverse effect on the rights of the WFOE under this Agreement and the Master Agreement ;

(iv)	Any approval, license, permit or authorization from a government agency that makes this Agreement enforceable, legal and effective is revoked, suspended or undergoes a material adverse change due to the intentional or gross negligence of the Pledgor;

(v)	the WFOE is unable or likely to be unable to exercise its pledge rights due to the intentional or grossly negligent act of the pledgor.

9.2	Upon the occurrence of an event of default and while the event of default continues, the WFOE shall have the right to require the shareholders to immediately pay all direct, indirect, and consequential losses and foreseen losses of the WFOE arising from such event of default. The WFOE shall also have the right to exercise all rights of a pledgee in accordance with relevant effective Chinese laws (including the provisions of the Civil Code of the People's Republic of China), including but not limited to:

(i)	Sell part or all of the Pledged Equity Interests in one or more public or private transactions by giving the Pledgor three (3) days’ prior written notice, and such sales may be made in the form of cash, credit or future delivery; or

(ii)	Sign an agreement with the shareholder to purchase the pledged equity at a monetary value determined by reference to the market price of the pledged assets or other price agreed upon by both parties.

9.3	If requested by the WFOE , the Shareholders and Hainan Aoyu shall take all legal and appropriate actions to ensure that the WFOE exercises its pledge rights. In connection with the foregoing, the Shareholders and Hainan Aoyu shall sign all documents and materials and take all measures and actions as reasonably requested by the WFOE .

9.4	Funds received by the pledgee from exercising the pledge right shall be used first to pay taxes and fees payable on the disposal of the pledged equity and to repay the secured debt owed to the pledgee. Any remaining balance after deducting the above amounts may be returned to the pledgor or another person entitled to such funds in accordance with relevant laws and regulations, or deposited with a notary public in the pledgor's location (any expenses incurred shall be borne entirely by the pledgee). Where permitted by Chinese law, the pledgor shall donate the above funds free of charge to the pledgee or to a person designated by the pledgee at its sole discretion.

10.	Transfer

10.1	Hainan Aoyu’s shareholders shall not transfer any of their respective rights and obligations under this Agreement to any third party without the prior written consent of the WFOE .

10.2	Hainan Aoyuhe Shareholders hereby agree that the WFOE may transfer its rights and obligations under this Agreement at its own discretion and only needs to give written notice to Hainan Aoyuhe Shareholders.

11.	Entire Agreement and Modifications

11.1	/ or documents expressly referred to or incorporated in this Agreement constitute the entire agreement with respect to the subject matter hereof and supersede all prior oral agreements, contracts, understandings and communications between the parties with respect to the subject matter hereof.

11.2	Any amendment to this Agreement shall be made in writing and shall only be effective after being signed by all parties to this Agreement. Any amendment or supplemental agreement duly signed by all parties shall constitute an integral part of this Agreement and shall have the same legal effect as this Agreement.

11.3	If the relevant regulatory authorities or industrial and commercial registration authorities propose any amendments to this Agreement or require it to be signed separately in accordance with the standard text, or if there are any changes related to this Agreement in the relevant securities listing rules or related requirements, the parties shall revise this Agreement accordingly or sign it separately in accordance with the standard text. If the equity pledge agreement signed separately in accordance with the standard text is inconsistent with this Agreement, this Agreement shall prevail.

12.	Governing Law

This Agreement shall be interpreted in accordance with and governed by Chinese law.

13.	Dispute Resolution

Any dispute or claim arising out of or in connection with this Agreement shall be resolved by the parties through friendly negotiation. If the parties fail to resolve the dispute through negotiation, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission for resolution in accordance with the arbitration rules of the Commission in effect at the time of application for arbitration. The place of arbitration shall be Beijing. The arbitration award shall be final and binding upon all parties.

14.	Effective date and duration

14.1	This Agreement is signed and comes into effect on the date stated at the beginning of this Agreement.

14.2	This Agreement shall remain in effect during the duration of the Pledge. During the validity period, the parties may terminate this Agreement by signing relevant documents at the request of the WFOE .

15.	notify

Any notice or other communication given by either Party under this Agreement shall be in Chinese and may be delivered personally, by registered mail, by prepaid mail, by recognized courier service, or by fax to the address set out below. The date on which a notice is deemed to have actually been delivered shall be determined as follows: ( a ) a notice delivered personally shall be deemed to have actually been delivered on the day it is delivered personally; ( b ) a notice sent by letter shall be deemed to have actually been delivered on the tenth ( 10th ) day after the date of postmark on the prepaid registered airmail letter , or on the fourth (4th) day after it is delivered to the courier service; and ( c ) a notice sent by fax shall be deemed to have actually been delivered on the time of receipt shown on the transmission confirmation of the relevant document.

WFOE

Address: O.R.G., Xushuang Road, Songzhuang Town, Tongzhou District, Beijing

Email: bing.lang@originseed.com.cn

Contact: Lang Bing

Hainan Aoyu

Address: Unit 2, East of Nanfan Road, Nanbin Farm, Yazhou District, Sanya City, Hainan Province

Email: quanguo.du@originseed.com.cn

Contact: Du Quanguo

Yan Weibin

Address: Building 1, Pinghuyuan, Greentown Qingzhuyuan, Kaifu District, Changsha City , Hunan Province

Email: weibin.yan@originseed.com.cn

16.	Severability

If any provision of this Agreement is invalid or unenforceable due to inconsistency with applicable laws, such provision shall be deemed invalid or unenforceable only within the jurisdiction of such law and shall not affect the validity , legality and enforceability of the other provisions of this Agreement.

17.	Respective responsibilities of the parties to the agreement

Regardless of whether there is any contrary provision in this Agreement, the obligations and liabilities of Hainan Aoyu and its shareholders under this Agreement shall be separate and not joint.

18.	text

This Agreement may be executed in one (1) or more counterparts. All originals shall have the same legal effect.

[ Signature page attached ]

In view of this, the parties hereto formally signed this Equity Pledge Agreement on the date stated at the beginning of this document.

Beijing Origin State Harvest Biotechnology Co., Ltd. (official seal)

Legal representative ( signature ) : ____________________

In view of this, the parties hereto formally signed this Equity Pledge Agreement on the date stated at the beginning of this document.

Hainan Aoyu Biotechnology Co., Ltd. (official seal)

Legal representative ( signature ) : ____________________

In view of this, the parties hereto formally signed this Equity Pledge Agreement on the date stated at the beginning of this document.

Yan Weibin

Signature : ____________________